Exhibit 99.1

ADVANTAGE OIL & GAS LTD.

Report in Respect of Voting Results Pursuant to Section 11.3 of National
Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of holders of common shares of Advantage Oil & Gas Ltd. ("Advantage") held May 26, 2010 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

			Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against

1	Ordinary resolution to fix the number of directors of	Passed	93.08%	6.92%
	Advantage at nine (9).

2	Ordinary resolution approving the election of nine (9)	Passed	N/A	N/A
	nominees to serve as directors of Advantage for the
	ensuing year, or until their successors are duly elected or
	appointed, subject to the provisions of the Business
	Corporations Act (Alberta) and the bylaws of Advantage,
	as more particularly described in the information circular
	and proxy statement of Advantage dated April 21, 2010
	(the "Information Circular").

3	Ordinary resolution, the full text of which is set forth in the	Passed	91.08%	8.92%
	Information Circular, to approve amendments to the
	restricted share performance incentive plan of Advantage,
	as more particularly described in the Information Circular.

4	Ordinary resolution approving the appointment of	Passed	N/A	N/A
	PricewaterhouseCoopers LLP, Chartered Accountants as
	auditors of Advantage and to authorize the directors of
	Advantage to fix their remuneration as such.

Dated at Calgary, Alberta this 26th day of May, 2010.